UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EXTERRAN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

3022H106

(CUSIP Number)

May 4, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30227H106

1	Names of Reporting Persons MTP Energy Fund Ltd

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 2,151,837

	7	Sole Dispositive Power

	8	Shared Dispositive Power 2,151,837

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,151,837

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.96%

12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

Item 1(a)	Name of Issuer. Exterran Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices. 4444 Brittmoore Road Houston, Texas 77041

Item 2(a)	Name of Person Filing. MTP Energy Fund Ltd
Item 2(b)	Address of Principal Business Office. 1603 Orrington Avenue, Suite 1300 Evanston, Illinois, 60201
Item 2(c)	Place of Organization. Cayman Islands exempted company
Item 2(d)	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Shares”)
Item 2(e)	CUSIP Number. 30227H106

Item 3	Reporting Person. Not Applicable

Item 4	Ownership.

Item 4(a)	Amount beneficially owned: As of July 19, 2018, MTP Energy Fund Ltd held 2,151,837 Shares.
Item 4(b)

Percent of class:

As of July 19, 2018, MTP Energy Fund was deemed to be the beneficial owner constituting approximately 5.96% of the total number of Shares outstanding (based upon the information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 36,133,845 Shares outstanding as of April 26, 2018).

Item 4(c)	Number of shares of which such person has: MTP Energy Fund Ltd:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,151,837
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,151,837

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8	Identification and Classification of Members of the Group.
Not Applicable

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2018	MTP ENERGY FUND LTD

By: MTP Energy Management LLC, its Investment Advisor

	By:	/s/ Michael Turro
Name: Michael Turro
Title: Chief Compliance Officer